UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 1, 2021

FAST ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39462	85-1338207
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3 Minetta Street

New York, New York 10012

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (201) 956-1969

Not Applicable
(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	FST.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	FST	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	FST WS	The New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On February 1, 2021, FAST Acquisition Corp. (the “Company”) entered into an agreement and plan of merger (the “Merger Agreement”) with Fertitta Entertainment, Inc., a Texas corporation (“FEI”), FAST Merger Corp., a Texas corporation and direct subsidiary of the Company (“FAST Merger Corp.”) and FAST Merger Sub Inc., a Texas corporation and direct subsidiary of FAST Merger Corp. (“Merger Sub”), pursuant to which (i) the Company will change its jurisdiction of incorporation to Texas by merging with and into FAST Merger Corp., with FAST Merger Corp. surviving the merger (the “reincorporation”), and (ii) Merger Sub will merge with and into FEI with FEI surviving the merger (the “Merger”). Upon consummation of the transactions contemplated by the Merger Agreement (the “Business Combination”), FEI will become a wholly owned subsidiary of FAST Merger Corp., which is referred to herein as “New FEI.”

Upon the closing of the Business Combination (the “Closing”), each share of common stock of the Company will be converted into one share of Class A common stock of New FEI and all of the outstanding equity interests of FEI will be acquired for aggregate consideration that is current valued at approximately $1.97 billion. Such consideration will be paid to Tilman J. Fertitta, the sole stockholder of FEI, by the issuance of a number of shares of Class B common stock of New FEI, calculated based on the aggregate closing date transaction value, as determined pursuant to the Merger Agreement, and a $10 per share price of the Class B common stock. The value of the aggregate consideration will change between now and the Closing based on (i) the difference between the net debt of FEI at the Closing and the current target net debt of $4.6 billion and (ii) (x) the difference between the 60-day average closing stock price of a share of Golden Nugget Online Gaming, Inc. (“GNOG”) as of the day prior to the Closing and $18.46, the closing stock price of GNOG January 28, 2021, multiplied by (y) 31,350,625 (subject to adjustment by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any other similar event between the date of the Merger Agreement and the Closing). In addition, in connection with the Business Combination, FEI will complete an internal reorganization and spin out certain assets which are not intended to be part of the Business Combination (the “Restructuring”).

The shares of Class B common stock of New FEI will have the same economic terms as the shares of Class A common stock of New FEI, but the shares of Class B common stock of New FEI will have 10 votes per share. The outstanding shares of Class B common stock of New FEI will be subject to a “sunset” provision if Mr. Fertitta and other permitted holders of Class B common stock collectively cease to beneficially own at least 20% of the number of shares of Class B common stock of New FEI collectively held by Mr. Fertitta and other permitted transferees as of the effective date of the Business Combination.

It is anticipated that proceeds available from the Company’s trust account, after giving effect to any and all redemptions and proceeds from private placements of shares of the Company’s Class A common stock to occur immediately prior to the Closing, of which the Company currently has commitments for approximately $1.24 billion of proceeds (the “Private Placement”) will be used to pay transaction expenses and to partially pay down FEI’s existing indebtedness.

The parties to the Merger Agreement have made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants with respect to the conduct of FEI, the Company and their respective subsidiaries prior to the Closing. Each of FEI, the Company, FAST Merger Corp. and Merger Sub has agreed to use its reasonable best efforts to cause the Business Combination to be consummated as expeditiously as practicable.

The Closing is subject to certain conditions, including, among other things, (i) approval by the Company’s stockholders, (ii) certain approvals or other determinations from certain gaming regulatory authorities, as applicable, and the absence of a material adverse regulatory event with respect to FEI, (iii) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (iv) the Company having at least $5,000,001 of net tangible assets at the Closing, (v) the receipt by Florida of certain tax opinions regarding the tax qualification of the Business Combination and certain aspects of the Restructuring, and (vi) the effectiveness of the Registration Statement (as defined below) and the listing of New FEI’s Class A common stock to be issued in the Business Combination on the New York Stock Exchange (the “NYSE”). In connection with the execution of the Merger Agreement, Mr. Fertitta has delivered a written consent approving the Merger Agreement and the Business Combination.

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The Merger Agreement may be terminated by the Company or FEI under certain circumstances, including, among others, (i) by mutual written consent of the Company and FEI, (ii) by either the Company or FEI if the Closing has not occurred within nine months and (iii) by the Company or Florida if the Company has not obtained the required approval of its stockholders.

The foregoing description of the Merger Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement contains representations, warranties and covenants that the parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about the Company, FEI or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Subscription Agreements

In connection with the Company’s entrance into the Merger Agreement, the Company entered into subscription agreements (the “Subscription Agreements”), each dated as of February 1, 2021, with certain institutional investors, including , Jefferies LLC (with respect to 2,500,000 shares of Class A common stock) and Tilman Fertitta (with respect to 5,606,656 shares of Class A common stock) (the “Investors”), pursuant to which, among other things, the Company agreed to issue and sell, in private placements to close immediately prior to the Closing, an aggregate of 124,000,000 shares of its Class A common stock for $10.00 per share, including 48,970,200 shares of Class A common stock to be issued upon the surrender of $ $489,702,000 aggregate principal amount of indebtedness of FEI at Closing. The Subscription Agreements contain customary representations, warranties, covenants and agreements of the Company and the Investors and are subject to customary closing conditions (including, without limitation, that there is no amendment or modification to the Merger Agreement that is material and adverse to the Investor) and termination rights (including a termination right if the transaction contemplated by the Subscription Agreement has not been consummated by February 1, 2022).

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form Subscription Agreement, the form of which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

Stockholders Agreement

In connection with the Company’s entrance into the Merger Agreement, it also entered into a Stockholders Agreement (the “Stockholders Agreement”) with Mr. Fertitta, FAST Merger Corp. and FAST Sponsor, LLC (the “Sponsor”), pursuant to which, among other things, (i) Mr. Fertitta and the Sponsor will have the right to nominate seven and one director(s), respectively, to the board of directors of New FEI.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Stockholders Agreement which is filed as Exhibit 10.2 hereto and is incorporated by reference herein.

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Sponsor Agreement

In connection with the Company’s entrance into the Merger Agreement, it also entered into a Sponsor Agreement (the “Sponsor Agreement”) with FEI, the Sponsor and certain officers and the members of the Company’s board of directors (the “SPAC Insiders”), pursuant to which, among other things, the SPAC Insiders agreed to vote any of the Company’s shares of common stock held by them in favor of the Business Combination and to not redeem any such shares at the special meeting of stockholders to be held in connection with the Business Combination. In addition, the SPAC Insiders agreed to not transfer (i) any of the Company’s shares of Class B common stock, par value $0.0001 per share (the “Founder Shares”) held by them for one year after the Closing, subject to certain permitted transfers and a potential early release of such restrictions as set forth therein, and (ii) any private placement warrants or any shares of Class A common stock issued or issuable upon exercise thereof until 30 days after the Closing. In addition, the Sponsor agreed to surrender and forfeit 2,000,000 Founder Shares for no consideration. The Sponsor Agreement amends and restates that certain letter, dated as of August 20, 2020 between the Company and the SPAC Insiders that was entered into in connection with the Company’s initial public offering.

The foregoing description of the Sponsor Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Agreement, which is filed as Exhibit 10.3 hereto and is incorporated by reference herein.

Amended and Restated Registration Rights Agreement

In connection with the Company’s entrance into the Merger Agreement, it also entered into an Amended and Restated Registration Rights Agreement (the “A&R RRA”) with Mr. Fertitta, the Sponsor and FAST Merger Corp., which, among other things, amends and restates the registration rights agreement entered into by and among the Company, the Company’s initial directors and officers and the Sponsor at the time of the Company’s initial public offering. Pursuant to the terms of the A&R RRA, among other things, New FEI will be obligated to file, not later than 30 days after the Closing, a registration statement covering the shares of Class A common stock issuable to Mr. Fertitta upon the conversion of the shares of Class B common stock Mr. Fertitta received in the Business Combination.

The foregoing description of the A&R RRA does not purport to be complete and is qualified in its entirety by the terms and conditions of the A&R RRA, which is filed as Exhibit 10.4 hereto and is incorporated by reference herein.

Lockup Agreement

In connection with the Company’s entrance into the Merger Agreement, it also entered into a Lockup Agreement (the “Lockup Agreement”) with FAST Merger Corp. and Mr. Fertitta, pursuant to which, among other things, Mr. Fertitta agreed to not transfer the Company’s shares of common stock held by them prior to one year after the Closing, subject to certain permitted transfers and a potential early release of such restrictions as set forth therein.

The foregoing description of the Lockup Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Lockup Agreement, which is filed as Exhibit 10.5 hereto and is incorporated by reference herein.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of shares of the Company’s Class A common stock in the Private Placement is incorporated by reference herein. The shares of common stock issuable in connection with the transactions contemplated by the Merger will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

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Item 7.01.	Regulation FD Disclosure.

On February 1, 2021, the Company issued a press release announcing the execution of the Merger Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 hereto and incorporated by reference herein is the investor presentation that will be used by the Company with respect to the Business Combination.

The information in this Item 7.01, including Exhibits 99.1 and 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibits 99.1 and 99.2.

Item 8.01.	Other Events.

Subject to approval by the Company’s stockholders of the Merger Agreement, the Business Combination and certain other actions related thereto, in connection with the Closing, New FEI will adopt an amended and restated charter, the form of which is attached as Exhibit H to the Merger Agreement filed as Exhibit 2.1 hereto, which will provide for a dual class stock structure. The proxy statement/prospectus included in the Registration Statement to be filed in connection with the proposed Business Combination will include information about the general effect of the issuance of New FEI Class B common stock upon the rights of the holders of New FEI Class A common stock.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, FAST Merger Corp. intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of the Company’s common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of FAST Merger Corp. to be issued in the Business Combination. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about the parties to the Merger Agreement, the Company and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: FAST Acquisition Corp., 3 Minetta Street, New York, New York 10012, Attention: Sandy Beall, Chief Executive Officer.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s final prospectus relating to its initial public offering dated August 20, 2020 and in the Company’s and FAST Merger Corp.’s subsequent filings with the SEC, including the Registration Statement relating to the Business Combination expected to be filed by FAST Merger Corp., and is available free of charge from the sources indicated above. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

FEI and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

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Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and FEI’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and FEI’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and FEI’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the risk that the Business Combination disrupts FEI’s current plans and operations; (2) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of FEI to grow and manage growth profitably and retain its key employees; (3) costs related to the Business Combination; (4) changes in applicable laws or regulations; (5) the possibility that FEI or the Company may be adversely affected by other economic, business, and/or competitive factors; (6) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (7) the outcome of any legal proceedings that may be instituted against FEI or the Company following the announcement of the Merger Agreement; (8) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of the Company, certain regulatory approvals, including from certain gaming regulatory authorities, or satisfy other conditions to closing in the Merger Agreement; (9) the impact of COVID-19 on FEI’s business and/or the ability of the parties to complete the Business Combination; (10) the inability to obtain or maintain the listing of the combined company’s shares of common stock on the stock exchange following the Business Combination; or (11) other risks and uncertainties indicated from time to time in the Registration Statement relating to the Business Combination, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. Readers are cautioned not to place undue reliance upon any forward-looking statements in this Current Report on Form 8-K, which speak only as of the date made. Neither the Company nor FEI undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this Current Report on Form 8-K to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
2.1†	Agreement and Plan of Merger, dated as of February 1, 2021, by and among FAST Acquisition Corp., Fertitta Entertainment, Inc., FAST Merger Corp. and FAST Merger Sub Inc.
10.1	Form of Subscription Agreement.
10.2	Stockholders Agreement, dated as of February 1, 2021, by and among FAST Acquisition Corp., Tilman J. Fertitta, FAST Merger Corp. and FAST Sponsor, LLC.
10.3	Sponsor Agreement, dated as of February 1, 2021, by and among FAST Acquisition Corp., Fertitta Entertainment, Inc., FAST Sponsor, LLC and certain officers and members of the board of directors of FAST Acquisition Corp.
10.4	Amended and Restated Registration Rights Agreement, dated as of February 1, 2021, by and among FAST Acquisition Corp., Tilman J. Fertitta, FAST Sponsor, LLC and FAST Merger Corp.
10.5	Lockup Agreement, dated as of February 1, 2021, by and among FAST Acquisition Corp., FAST Merger Corp. and Tilman J. Fertitta.
99.1	Press Release, dated February 1, 2021.
99.2	Investor Presentation.

† Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FAST ACQUISITION CORP.

	By:	/s/ Sandy Beall
Name: Sandy Beall
Title: Chief Executive Officer

Dated: February 1, 2021

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